Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

September 9, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on September 9, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

September 9, 2024

SCHEDULE “A”

DIGIHOST’S 5.5-MEGAWATT COMMUNITY SOLAR PROJECT REACHES COMMERCIAL OPERATION

Houston, TX – September 9, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is excited to announce its key role as the anchor commercial subscriber in Nautilus Solar Energy’s newly opened 5.5 MW community solar project in Grand Island, New York. This groundbreaking initiative, which celebrated its official launch on September 5th, 2024, is projected to bring clean, affordable renewable energy to over 850 local residents and businesses.

The Grand Island community solar project, located less than 15 miles from both of Digihost’s New York facilities, is expected to generate 8.35 million kWh of clean energy annually, providing a significant environmental impact by offsetting nearly 6,000 metric tons of greenhouse gas emissions. This would be equivalent to the removal of 1,400 cars from the road each year, helping New York State achieve its goal of sourcing 70% of electricity from renewable resources by 2030.

“As a company deeply committed to reducing our carbon footprint while advancing cutting-edge technologies, we are thrilled to be the anchor subscriber for this community solar project,” said Luke Marchiori, Chief Renewable Energy Officer of Digihost Technology Inc. “This partnership and long-term commitment reinforce our mission to integrate sustainable energy solutions into our operations, not only benefiting our company, but also the local community and the planet. We are proud to play a role in advancing New York’s ambitious climate goals while contributing to a cleaner, greener future.”

By subscribing to this solar project through EnergyMark, who is responsible for managing the anchor subscriber(s) of this project, Digihost will play a key role in stabilizing the project; giving it a base of offtake for the solar credits it generates and ensuring the project is able to operate and produce renewable energy that supports the community. This subscription also contributes to long-term cost savings and aligns with Digihost’s DigiGreen Initiative, whereby Digihost is committed to achieving net zero emissions from its BTC mining operations by 2030. In addition to nearly emission-free electricity at its East Delavan facility, Digihost currently participates in several Demand Response programs, which aid in grid reliability during times of heightened demand, and further reduces carbon emissions.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power, and Digihost is mining at hashrate of 2.75 EH/s. The Company is currently exploring opportunities to build its initial Tier 3 data center with a target completion date of end of 2025.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the acquisition of community solar credits may not occur on the terms anticipated in the community solar agreement, or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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